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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 9)

                               ------------------

                              PLAINS RESOURCES INC.

                                (Name of Issuer)

 COMMON STOCK, PAR VALUE $.10 PER SHARE                726540503
 --------------------------------------   --------------------------------------
     (Title of class of securities)                  (CUSIP number)

       JOSEPH A. ORLANDO                WILLIAM ACKMAN
--------------------------------------------------------------------------------
       LEUCADIA NATIONAL CORPORATION    PERSHING SQUARE CAPITAL MANAGEMENT, LLC
       315 PARK AVENUE SOUTH            110 EAST 42ND STREET
       NEW YORK, NEW YORK 10010         NEW YORK, NEW YORK  10017
       (212) 460-1900                   (212) 813-3700
--------------------------------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                  JULY 21, 2004
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

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

-----------------------------------------------------------------                ---------------------------------------------------
CUSIP NO. 726540503                                                 13D                                                     Page 2
-----------------------------------------------------------------                ---------------------------------------------------
----------------- ----------------------------------------------- ------------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                       Leucadia National Corporation

                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- ------------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                         (A) [X]
                                                                                                                            (B) [_]
----------------- ------------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- ---------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           NA

----------------- ------------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                                       [_]
----------------- -------------------------------------------------------------- ---------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          New York

--------------------------- ------ --------------------------------------------- ---------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                            0
          SHARES
                            ------ --------------------------------------------- ---------------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          0
         OWNED BY
                            ------ --------------------------------------------- ---------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                       0
        REPORTING
                            ------ --------------------------------------------- ---------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     0

----------------- ------------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   0

----------------- ------------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                        [_]

----------------- ------------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   0%

----------------- ----------------------------------------------- ------------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       CO

----------------- ----------------------------------------------- ------------------------------------------------------------------


                                       2

-----------------------------------------------------------------                ---------------------------------------------------
CUSIP NO. 726540503                                                 13D                                                     Page 3
-----------------------------------------------------------------                ---------------------------------------------------

----------------- ----------------------------------------------- ------------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                       Pershing Square, L.P.

                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):   38-3694138
----------------- ------------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                         (A) [X]
                                                                                                                            (B) [_]
----------------- ------------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- ---------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           NA

----------------- ------------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                                       [_]
----------------- -------------------------------------------------------------- ---------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Delaware

--------------------------- ------ --------------------------------------------- ---------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                            0
          SHARES
                            ------ --------------------------------------------- ---------------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          1,258,500
         OWNED BY
                            ------ --------------------------------------------- ---------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                       0
        REPORTING
                            ------ --------------------------------------------- ---------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     1,258,500

----------------- ------------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   1,258,500

----------------- ------------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                        [_]

----------------- ------------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   5.16% (See Item 5)

----------------- ----------------------------------------------- ------------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       PN

----------------- ----------------------------------------------- ------------------------------------------------------------------


                                       3

-----------------------------------------------------------------                ---------------------------------------------------
CUSIP NO. 726540503                                                 13D                                                     Page 4
-----------------------------------------------------------------                ---------------------------------------------------

----------------- ----------------------------------------------- ------------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                                  Pershing Square GP, LLC

                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):   38-3694141
----------------- ------------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [X]
                                                                                                                           (B) [_]
----------------- ------------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- ---------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- ------------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e):                                                                                [_]
----------------- -------------------------------------------------------------- ---------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Delaware

--------------------------- ------ --------------------------------------------- ---------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                            0
          SHARES
                            ------ --------------------------------------------- ---------------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          1,258,500
         OWNED BY
                            ------ --------------------------------------------- ---------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                       0
        REPORTING
                            ------ --------------------------------------------- ---------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     1,258,500

----------------- ------------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   1,258,500
----------------- ------------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                        [_]

----------------- ------------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   5.16% (See Item 5)

----------------- ----------------------------------------------- ------------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       OO

----------------- ----------------------------------------------- ------------------------------------------------------------------


                                       4

-----------------------------------------------------------------                ---------------------------------------------------
CUSIP NO. 726540503                                                 13D                                                     Page 5
-----------------------------------------------------------------                ---------------------------------------------------

----------------- ----------------------------------------------- ------------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                                  William Ackman

                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- ------------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                         (A) [X]
                                                                                                                            (B) [_]
----------------- ------------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- ---------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- ------------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e):                                                                                [_]
----------------- -------------------------------------------------------------- ---------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          United States

--------------------------- ------ --------------------------------------------- ---------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                            0
          SHARES
                            ------ --------------------------------------------- ---------------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          1,269,300 (See Item 5)
         OWNED BY
                            ------ --------------------------------------------- ---------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                       0
        REPORTING
                            ------ --------------------------------------------- ---------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     1,269,300 (See Item 5)

----------------- ------------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   1,269,300

----------------- ------------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                        [_]

----------------- ------------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   5.20% (See Item 5)

----------------- ----------------------------------------------- ------------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       IN

----------------- ----------------------------------------------- ------------------------------------------------------------------


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
           This Amendment No. 9, amends the Schedule 13D filed on February 23, 2004, and is filed by Leucadia National Corporation ("Leucadia"), Pershing Square, L.P., Pershing Square GP, LLC and William Ackman (collectively, the "Reporting Persons") with respect to the common stock, par value $0.10 per share ("Common Stock"), of Plains Resources Inc. (the "Company").

Item 4.    Purpose of Transaction.
           ----------------------

           Item 4 is hereby supplemented as follows:

           On July 21, 2004, Leucadia submitted a letter (the "Letter") to the Company's Board of Directors. A copy of the Letter is attached hereto as Exhibit 2 and incorporated herein by reference. A copy of the press release issued by Leucadia on July 21, 2004 is attached hereto as Exhibit 3 and incorporated herein by reference.

Item 5.    Interest in Securities of the Issuer.
           ------------------------------------

           As of July 21, 2004, the Reporting Persons beneficially own the following shares of Common Stock:

           (i) The responses of Pershing Square to Rows (11) through (13) of the cover pages of this Amendment 9 are incorporated herein by reference. As of July 21, 2004, Pershing Square beneficially owned 1,258,500 shares of Common Stock, representing approximately 5.16% of the outstanding shares of Common Stock (the outstanding shares of Common Stock, 24,400,000, being based on the number of shares outstanding as of April 30, 2004, as reported in the Company's Form 10-Q for the quarterly period ended March 31, 2004).

           (ii) The responses of GP LLC to Rows (11) through (13) of the cover pages of this Amendment 9 are incorporated by reference. By virtue of being the general partner of Pershing Square, for purposes of this Amendment 9, GP LLC may be deemed to share voting and dispositive powers with respect to the shares of Common Stock beneficially owned by Pershing Square and therefore may be deemed to be beneficial owners of all of the shares of Common Stock beneficially owned by Pershing Square. GP LLC disclaims beneficial ownership of any shares of Common Stock beneficially owned by Pershing Square.

           (iii) The responses of William Ackman to Rows (11) through (13) of the cover pages of this Amendment 9 are incorporated herein by reference. By virtue of being the sole manager of GP LLC, for purposes of this Amendment 9, Mr. Ackman may be deemed to share voting and dispositive powers with respect to the shares of Common Stock beneficially owned by Pershing Square and therefore may be deemed to be a beneficial owner of all of the shares of Common Stock beneficially owned by Pershing Square. Mr. Ackman disclaims beneficial ownership of any shares of Common Stock beneficially owned by GP LLC or Pershing Square.

           The shares beneficially owned by Mr. Ackman include 10,800 shares owned by Ackman Family L.P. By virtue of being the managing member of Ackman Family LLC, the general partner of Ackman Family L.P. Mr. Ackman may be deemed to share voting and dispositive powers with respect to the shares of Common Stock beneficially owned by Ackman Family L.P. and therefore may be deemed to be a beneficial owner of all of the shares of Common Stock beneficially owned by Ackman Family L.P. Ackman Family L.P. is a Delaware partnership formed for the benefit of Mr. Ackman's family. Mr. Ackman disclaims beneficial ownership as to such shares of Common Stock except to the extent of his pecuniary interest therein.

           (iv) The responses of Leucadia to Rows (11) through (13) of the cover pages of this Amendment 9 are incorporated herein by reference.

           (b) The responses of the Reporting Persons to (i) Rows (7) through
(10) of the cover pages of this statement of this Amendment 9 and (ii) Item 5(a) hereof are incorporated herein by reference.

           (c) On July 21, 2004, Ackman Family L.P. purchased 5,000 shares of Common Stock at a price of $17.25 per share on the New York Stock Exchange.

           Except as set forth in this Item 5(c), to the Reporting Persons' knowledge, none of their respective general partners, directors or officers have had any transactions in the Common Stock that were effected in the past sixty days.

           (d) Not applicable.

           (e) Not applicable.

Item 7.    Materials to be Filed as Exhibits.
           ---------------------------------

1. Agreement among the Reporting Persons with respect to the filing of this
   Schedule 13D.

2. Letter, dated July 21, 2004, from Leucadia.

3. Press release of Leucadia National Corporation, dated July 21, 2004.

                                    SIGNATURE

                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       LEUCADIA NATIONAL CORPORATION


                                       By:  /s/ Joseph A. Orlando
                                          --------------------------------------
                                           Name:  Joseph A. Orlando
                                           Title: Vice President and Chief
                                                  Executive Officer


                                       PERSHING SQUARE, L.P.

                                       By: PERSHING SQUARE GP, LLC


                                       By:   /s/ William Ackman
                                           -------------------------------------
                                           Name:  William Ackman
                                           Title: Managing Member



                                       PERSHING SQUARE GP, LLC


                                       By:  /s/ William Ackman
                                           -------------------------------------
                                           Name:  William Ackman
                                           Title: Managing Member



                                       By:  /s/ William Ackman
                                           -------------------------------------
                                           Name: William Ackman




Date:      July 21, 2004


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